JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

2900 Westchester Avenue, Suite 305

Purchase, New York 10577

January 6, 2006

EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549

Re:	JNLNY Separate Account I

File Nos.: 333-121884 and 811-08401

FORM RW

Dear Sir/Madam:

On January 6, 2005, we filed an initial registration statement on Form N-4 (Accession No. 0000927730-05-000001). The registration statement never became effective, and we sold no securities in connection with the offering. Also, we no longer contemplate offering the securities this registration statement concerns. We therefore respectfully request withdrawal of the registration statement pursuant to Rule 477 under the Securities Act of 1933.

Please note that this request is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the company.

Please call me, at (517) 367-3835, with your questions or comments.

Sincerely,

/s/ John S. Kreighbaum

John S. (Scott) Kreighbaum

Senior Attorney

Cc:	Ellen J. Sazzman, Esq.